Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Goldbelt announces initial results from previously unexplored Hound region

    TORONTO, Sept. 11 /CNW/ - (September 11, 2006) Goldbelt Resources Ltd.
(TSXV: GLD) is pleased to announce the completion of a 5,000 meter drilling program at its 100% owned Karba license in the south-western Hound Belt of
Burkina Faso.
    Initial results from the 93 hole drill program have shown encouraging mineralization. Sampling in this region is currently based on 4 meter assays, giving averaged results over the intercept. Significant results in excess of
1.5g/t are shown below: Note that the drill widths presented above are drill intersection widths and may not represent true widths.

    <<
    -------------------------------------------------------------------------
    Hole ID   Easting  Northing  From    To    Interval   Grade  Prospect
                                                 (m)      (g/t)
    -------------------------------------------------------------------------
    HKRC06    436000   1274800    32     36       4       4.47   Dohoun
    -------------------------------------------------------------------------
    HKRC08    435900   1273805     4      8       4       1.90   Dohoun
    -------------------------------------------------------------------------
    HKRC10    435900   1274000    16     20       4       1.86   Dohoun
    -------------------------------------------------------------------------
    HKRC11    436005   1274915    24     32       8       2.16   Dohoun
    -------------------------------------------------------------------------
                                  40     44       4       3.84   Dohoun
    -------------------------------------------------------------------------
    HKRC13    435610   1275090    28     56      28       1.90   Dohoun
    -------------------------------------------------------------------------
    HKRC15    435675   1275200    52     60       8       2.17   Dohoun
    -------------------------------------------------------------------------
    HKRC40    430800   1274380    32     36       4       3.65   Grand Espoir
    -------------------------------------------------------------------------
    HKRC51    430800   1274115    44     48       4       2.60   Grand Espoir
    -------------------------------------------------------------------------
    HKRC61    431000   1273800    36     40       4       1.67   Grand Espoir
    -------------------------------------------------------------------------
    HKRC87    433300   1266200    11     15       4       1.99   Kari Poumpe
    -------------------------------------------------------------------------
    HKRC93    434000   1266400    62     66       4       3.33   Kari Poumpe
    -------------------------------------------------------------------------

    Collin Ellison, President & CEO said "The initial results of this first drilling in the Hound region have been very encouraging. Goldbelt has planned a geophysical program followed by further drilling by the end of 2006. The results at Karba, together with what we hope to see at Mandiasso & Diosso, could have the potential for a second mining center for Goldbelt."
    A 16,000 geochemical soil sampling program was completed on the Karba tenement in early 2005 which provided drill targets for the 2006 program.
Goldbelt has relocated the drill rig at Mandiasso and Diosso, where surface sampling earlier this year indicated high grades and where over 20,000 artisanal miners are currently working. Previous exploration in the Hound region concluded that there are four main rock types observed to date on the permits; volcanic rocks including tuffs or lava flows, undifferentiated volcanic rocks, quartz-feldspathic schists and sedimentary chert horizons. All units are part of the Proterozoic aged Birimian Formation. Gold mineralization on the permits is directly associated with quartz veins, veinlets and stockwork zones contained with the Birimian Formation.
    The drill samples were collected every meter and passed through a standard riffle splitter. A 2-kg split portion was composited for each 4 meter interval and retained for assay, which represented 10% - 15% of the total volume. A 2kg sample from each meter interval has also been taken for future one meter re-sampling in the areas of mineralization.
    The samples for assay were sent to SGS laboratories in Ouagadougou for analysis. The assay method employed by SGS is as follows:
        1. Sample preparation - 2 kg or less was dried, desegregated and pulverized to 85% (at) -74 micron ((micro)m). 200 grammes of pulp were split off for analysis.
        2. Analysis - 50 gramme charge. Fire assay fusion - lead collection, resulting prill is dissolved in aqua regia and presented to an atomic absorption spectrometer to quantify the gold with a detection limit of 0.01ppm.
    >>

    Quality control procedures included: detailing of repeat assay and any deviation; detailing of results assaying blanks and standards; check assaying via internal contractor and third party referee testing; and details on maintenance and procedures on a regular basis.

    Goldbelt's exploration tenements within south-western area of Burkina
Faso include a total 1,155 km(2) at Hound (Karba, Kopoi, Bouhaoun, Lamou,
Wakui) and 500 km(2) at Bougouriba (Mandiasso and Diosso). Exploration permits controlled by Goldbelt in Burkina Faso total 4,690km(2). For maps, photos and property details, please visit our website at
http://www.goldbeltresources.com/projects/hounde/karba/.
    Collin Ellison, President and CEO, is the qualified person and has reviewed the results, sampling procedures and data contained in this release.

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-
    looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private
    Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions;
    the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs;
    the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email
lsandilands(at)goldbeltresources.com./
    (GLDRF.OB GLD.)

CO:  Goldbelt Resources Ltd.

CNW 13:47e 11-SEP-06